SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2016

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on April 8, 2016 and seeks the attendance of its shareholders.

The following is an English translation of summary of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Cho, Hwan-Eik, President and Chief Executive Officer (“CEO”) of KEPCO

We hereby call fiscal year 2016 EGM pursuant to Article 18 of the Articles of Incorporation of KEPCO as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: April 25, 2016 / 2:00 p.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217

       Korea Electric Power Corporation

3.	Items to be reported: Audit report

4.	Agenda for shareholder approval:

1) Election of a Standing Director

Candidate	Biographic Details
Lee, Sung-Han

•    Date of Birth: August 2, 1956

•    Term of office: Two years

•    Current Position: Chaired Professor of College of Social Sciences at Dongguk University

•    Previous Positions:

•    Commissioner General of the Korean National Police Agency

•    Director General of the Korean National Police Agency’s Office of Audit and Inspection

•    Consular at the Embassy of the Republic of Korea in the U.S.A.

•    Education: Ph. D. in police administration from Dongguk University

2) Election of a Standing Director and Member of the Audit Committee

- Nominee : Elected under agenda 1

3) Election of a Non-standing Director and Member of the Audit Committee

Candidate	Biographic Details
Cho, Jeon-Hyeok

•    Date of Birth: July 14, 1960

•    Term of office: One year (consecutive term)

•    Current Position: None

•    Previous Positions:

•    Professor of Economics at College of Liberal Art at Myungji University

•    Professor of Department of Economics at National University of Incheon

•    Member of the 18th National Assembly

•    Education: Ph.D. in economic theory and financial economics from University of Wisconsin at Madison.

5.	Pursuant to Article 368-4 (1) of the Commercial Code, we have determined that shareholders may exercise absentee votes by electronic means for the EGM. Pursuant to Article160 (5) of the enforcement decree of the Financial Investment Services and Capital Market Act, we have introduced a system enabling shareholders to submit power of attorney to KEPCO by electronic means for the EGM (except that foreign shareholders may not exercise absentee votes or submit power of attorney to KEPCO by electronic means).

•	Link: http://evote.ksd.or.kr (Korea Securities Depository Electronic Voting System (K-evote))

•	Exercise period: April 15, 2016 / 9:00 a.m. through April 24, 2016 / 5:00 p.m. (Seoul Time)

In addition, pursuant to Article 18 of the addendum to the Financial Investment Services and Capital Markets Act, we plan to request that the Korea Securities Depositary exercise shadow voting (i.e., voting in proportion to the actual voting result of the EGM) for shares of beneficial owners who have not provided a notice relating to their vote (except that shares held by foreign shareholders will not be subject to shadow voting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name: Kim, Jong-soo
Title: Vice President

Date: April 8, 2016